SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Q4 05 Earnings Results

I. Performance in Q4 2005 - Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q4 05	Q3 05	Q4 04	QoQ	YoY
Quarterly Results
Revenues	2,963	2,741	1,933	8.1%	53.3%
Operating Income	334	240	2	39.2%	16600.0%
Ordinary Income	309	217	19	42.4%	1526.3%
Net Income	328	227	35	44.5%	837.1%

II. Event of Q4 2005 Earnings Results

1. Provider of Information:	IR team

2. Participants:	Institutional investors, securities analysts, etc.

3. Event:	Q4 05 Earnings Results

4. Date & Time:	4:30 p.m. (Korea Time) on January 12, 2006 in Korean 10:00 p.m. (Korea Time) on January 12, 2006 in English

5. Venue & Method:	1) Earnings release conference in Korean:
- International Conference room, Korea Exchange, Seoul (1st floor, Main building)
2) Conference call in English:
- Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

6. Contact Information

1) Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:	Jicheon Chang, Assistant Manager, Financing Team (82-2-3777-1277)

3) Relevant Team:	IR team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation materials for Q4 05 Earnings Results are attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q4 05 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q4 05	Q3 05	Q4 04	QoQ	YoY
Quarterly Results
Revenues	2,963	2,741	1,933	8.1%	53.3%
Operating Income	328	239	14	37.2%	2242.9%
Ordinary Income	334	216	41	54.6%	714.6%
Net Income	360	238	56	51.3%	542.9%

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q4 05	Q3 05	Q4 04	QoQ	YoY
Quarterly Results
Revenues	2,675	2,416	1,851	10.7%	44.5%
Operating Income	339	243	-67	39.5%	-
Ordinary Income	315	214	20	47.2%	1475.0%
Net Income	328	227	35	44.5%	837.1%

Attached:	1)	Press Release
	2)	Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS FOURTH QUARTER 2005 RESULTS

SEOUL, Korea January 12, 2006 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended December 31, 2005. Amounts in Korean Won are translated into US dollars at the noon buying rate in effect on December 30, 2005, which was KRW 1,010.00 per US dollar.

•	Sales in the fourth quarter of 2005 increased by 8% to KRW 2,963 billion (USD 2,934 million) from sales of KRW 2,741 billion (USD 2,714 million) in the third quarter of 2005 and increased 53% compared to KRW 1,933 billion (USD 1,914 million) in the fourth quarter of 2004. Fourth quarter sales were led by the continued growth in demand for large and wide LCD TV and notebook panels, which softened the impact of a challenging monitor demand environment.

•	Operating profit in the fourth quarter of 2005 increased to KRW 334 billion (USD 331 million) from KRW 240 billion (USD 238 million) in the third quarter of 2005, and compared to an operating profit of KRW 2 billion (USD 2 million) in the fourth quarter of 2004.

•	EBITDA in the fourth quarter of 2005 increased by 21% to KRW 824 billion (USD 816 million) from KRW 681 billion (USD 674 million) in the third quarter of 2005. EBITDA also increased, by 100% from KRW 412 billion (USD 408 million) in the fourth quarter of 2004.

•	Net income in the fourth quarter of 2005 increased to a net profit of KRW 328 billion (USD 325 million) from KRW 227 billion (USD 225 million) in the third quarter of 2005, and compared to a net profit of KRW 35 billion (USD 34.6 million) in the fourth quarter of 2004.

“During the fourth quarter, LCD TV panel demand was strong as consumers are rapidly recognizing LCD technology as ‘the’ flat TV technology of choice,” said Bon Joon Koo, Vice Chairman and CEO of LG.Philips LCD. “In 2005, LG.Philips LCD was the number one producer of large-area TFT-LCD panels according to DisplaySearch, and in fact, we became the first company in the LCD industry to cumulatively sell more than 10 million, 15” and above, LCD TV panel units. With the strong holiday selling season, we have entered an era of healthy HDTV set demand growth, well-timed with the January ramp up of our Gen. 7 fab, ‘P7.’ Thus, we are well positioned to retain our leadership role in this dynamic industry.”

Fourth Quarter Financial Review

Revenue and Cost

Revenue in the three-month period ended December 31, 2005 increased by 53% to KRW 2,963 billion (USD 2,934 million) from KRW 1,933 billion (USD 1,914 million) in the corresponding period in 2004, due to continued growth in TV and notebook sales. TFT-LCD panels for desktop monitors, TVs, notebook computers and “other applications” accounted for 38%, 34%, 24% and 4%, respectively, on a revenue basis in the fourth quarter of 2005, compared to 45%, 29%, 22% and 4%, respectively, on a revenue basis in the third quarter of 2005.

Overall, the Company shipped a total of 1,343,000 square meters of net display area in the fourth quarter of 2005, a 7.6% sequential quarterly increase, with an average selling price per square meter of net display area of USD 2,112. This represents a decrease in the average selling price per square meter of net display area of approximately 0.5% compared to the average of the third quarter of 2005, and a decrease of 4.1% at the end of the fourth quarter as compared to the end of the third quarter of 2005.

The total cost of goods sold increased to KRW 2,457 billion (USD 2,433 million), or 34% year-on-year and 4% compared to the third quarter of 2005, primarily as a result of increased shipments. The cost of goods sold per square meter of net display area shipped was KRW 1,830,000 (USD 1,812) for the fourth quarter of 2005, down 3.5% from the third quarter of 2005.

“Our financial performance in the fourth quarter reflects the consistent approach we have taken to managing our business,” said Ron Wirahadiraksa, President and CFO of LG.Philips LCD. “We continue to enjoy unit and area demand growth, especially in the LCD TV and notebook panel segments, and are leveraging our extensive portfolio of production facilities to meet the dynamic needs of our customers. We are committed to providing the market with innovative and top quality TFT-LCD panels. Our shipment growth this quarter was slightly lower than expected due to a production shift in our existing facilities to support our strategy of growing the demand of large size TVs, particularly 42” panels, in advance of the P7 ramp-up. This facilitated our sooner than expected P7 ramp up in the first week of January 2006. We anticipate sequential shipment growth in the first quarter of 2006, despite historical industry seasonality.”

Mr. Wirahadiraksa continued “Throughout the year, we have continued to advance our technology leadership, improve operational efficiency and execute on our growth strategy. As a result, LG.Philips LCD’s balance sheet remains one of the strongest in the industry and provides us with the financial flexibility to fund the opportunities we see for future growth.”

Liquidity

As of December 31, 2005, LG.Philips LCD had KRW 1,579 billion (USD 1,563 million) of cash and cash equivalents. Total debt was KRW 3,566 billion (USD 3,531 million), and the net-debt-to-equity ratio was 26% as of December 31, 2005, compared to 20% last quarter.

Capital Spending

Capital expenditures in the fourth quarter of 2005 increased to KRW 1,396 billion (USD 1,382 million) from KRW 473 billion (USD 468 million) in the fourth quarter of 2004. Capital expenditures for the fourth quarter of 2005 were mainly used for investments in P7 and future production facilities.

Utilization and Capacity

Total input capacity on an area basis increased approximately 6% in the fourth quarter compared to the third quarter, due mainly to P6 exceeding its initial design capacity of 90,000 input sheets per month to 112,000 sheets per month.

Outlook

The following expectations are based on current information as of January 12, 2006. The Company does not expect to update its expectations until next quarter’s earnings release. However, the Company may update its full business outlook, or any portion thereof, at any time for any reason.

“We are looking forward to 2006, as the recent start of mass production of our P7 facility, which is optimized for large and wide 42” and 47” LCD TV panels, reinforces our already strong position in the TFT-LCD industry,” Mr. Wirahadiraksa commented. “We also see an exciting growth opportunity for LG.Philips LCD in notebooks, particularly for the large and wide product segments. We have a leadership position in this segment and expect to maintain and grow this lead in the future.”

“For the first quarter of 2006, which is usually seasonally weak, we anticipate our area shipments will increase by a mid-single digit percentage quarter-on-quarter fueled by continued growth in the rapidly expanding LCD TV segment,” continued Mr. Wirahadiraksa. “We expect our average selling price per square meter of net display area shipped at the end of the first quarter of 2006 to decrease by a mid-single digit percentage, as compared to the end of the fourth quarter of 2005, largely due to weaker pricing for the monitor and notebook segments. Our EBITDA margin for the first quarter is expected to be a high teens percentage. Overall, we anticipate growth in sales and EBITDA for the year. However, we also expect an increase in depreciation costs primarily due to P7, which will impact our EBIT and net income.”

“Our capital expenditure guidance for 2006 is KRW 4.2 trillion, which will be used mainly for ongoing investment in P7 and future production facilities. As part of these future production facilities, our Board of Directors has today approved KRW 453 billion, to be utilized for the construction of a clean room and utilities for P8, ” concluded Mr. Wirahadiraksa.

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on January 12, 2006 at

4:30 p.m. Korea Standard Time on the 1st floor, in the International Conference Room of the Korea Exchange Building (KRX). An English language conference call will follow at 10:00 p.m. Korea Standard Time, 8:00 a.m. EST and 1:00 p.m. GMT. The call-in number is 031-810-3001 for callers in Korea and +82-2-6677-2256 for callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD website: http://www.lgphilips-lcd.com

Investors can listen to the conference call via the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the website at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 1566-2258 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 41868#.

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates seven fabrication facilities in Korea and has approximately 19,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com. LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:
Jay Hong [Korea]	Monica Huang [USA]
LG.Philips LCD	Sloane & Company
Tel: +822-3777-1010	Tel: +1-212-446-1874
Email: jay.hong@lgphilips-lcd.com	Email: Mhuang@sloanepr.com

Media Contacts:
Elliot Sloane [USA]	Sue Kim [Korea]
Sloane & Company	LG.Philips LCD
Tel: +1-212-446-1860	Tel: +822-3777-0970
Email: ESloane@sloanepr.com	Email: sue.kim@lgphilips-lcd.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2005				2004
	Three months ended Dec 31		Twelve months ended Dec 31		Three months ended Dec 31		Twelve months ended Dec 31
REVENUES	2,962,697	100%	10,075,580	100%	1,932,732	100%	8,328,170	100%
Cost of goods sold	(2,456,670)	-83%	(9,094,711)	-90%	(1,839,558)	-95%	(6,299,513)	-76%

GROSS PROFIT	506,027	17%	980,869	10%	93,174	5%	2,028,657	24%
Selling, general & administrative	(171,643)	-6%	(511,172)	-5%	(91,233)	-5%	(300,301)	-4%

OPERATING INCOME	334,384	11%	469,697	5%	1,941	0%	1,728,356	21%
Interest income	14,135	0%	50,622	1%	6,965	0%	19,964	0%
Interest expense	(26,253)	-1%	(104,928)	-1%	(15,797)	-1%	(53,262)	-1%
Foreign exchange gain (loss), net	(9,461)	0%	(30,500)	0%	34,496	2%	10,529	0%
Others, net	(4,253)	0%	(16,196)	0%	(8,660)	0%	(17,645)	0%

Total other income (expense)	(25,832)	-1%	(101,002)	-1%	17,004	1%	(40,414)	0%

INCOME BEFORE INCOME TAX EXPENSE	308,552	10%	368,695	4%	18,945	1%	1,687,942	20%
Income tax expense	19,274	1%	148,317	1%	16,476	1%	(32,497)	0%

NET INCOME(LOSS)	327,826	11%	517,012	5%	35,421	2%	1,655,445	20%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2005				2004
	Dec 31		Sep 30		Dec 31		Sep 30
ASSETS
Current assets:
Cash and cash equivalents	1,579,452	12%	2,129,456	16%	1,361,239	13%	1,211,843	12%
Trade accounts and notes receivable	1,266,899	9%	1,307,958	10%	890,507	9%	885,790	9%
Inventories	690,785	5%	724,954	5%	805,288	8%	692,395	7%
Other receivables and assets	308,932	2%	248,701	2%	334,444	3%	127,888	1%
Total current assets	3,846,068	28%	4,411,069	33%	3,391,478	33%	2,917,916	30%

Investments and other non-current assets	469,109	3%	413,959	3%	245,632	2%	292,942	3%
Property, plant and equipment, net	9,199,599	67%	8,548,527	63%	6,528,182	63%	6,327,617	65%
Intangible assets, net	159,306	1%	167,933	1%	192,010	2%	198,100	2%

Total assets	13,674,082	100%	13,541,488	100%	10,357,302	100%	9,736,575	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	749,809	5%	794,504	6%	694,231	7%	632,052	6%
Trade accounts and notes payable	693,588	5%	730,003	5%	581,581	6%	489,602	5%
Other payables and accrued liabilities	1,695,439	12%	1,816,328	13%	1,292,452	12%	1,221,747	13%

Total current liabilities	3,138,836	23%	3,340,835	25%	2,568,264	25%	2,343,401	24%

Long-term debt	2,815,969	21%	2,822,930	21%	1,984,432	19%	1,651,164	17%
Other non-current liabilities	43,681	0%	59,528	0%	31,964	0%	43,050	0%

Total liabilities	5,998,486	44%	6,223,293	46%	4,584,660	44%	4,037,615	41%

Common Stock and additional paid-in capital	4,068,328	30%	4,069,499	30%	2,638,850	25%	2,640,848	27%
Retained Earnings	3,608,686	26%	3,280,838	24%	3,091,675	30%	3,056,254	31%
Capital adjustment	(1,418)	0%	(32,142)	0%	42,117	0%	1,858	0%
Shareholders’ equity	7,675,596	56%	7,318,195	54%	5,772,642	56%	5,698,960	59%

Total liabilities and shareholders’ equity	13,674,082	100%	13,541,488	100%	10,357,302	100%	9,736,575	100%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2005		2004
	Three months ended Dec 31	Twelve months ended Dec 31	Three months ended Dec 31	Twelve months ended Dec 31
Net Income	327,826	517,012	35,421	1,655,445
Depreciation	492,179	1,746,901	372,864	1,228,191
Amortization	11,196	45,421	11,318	45,048
Others	(9,512)	68,877	(68,849)	(41,982)

Operating Cash Flow	821,689	2,378,211	350,754	2,886,702
Net Change in Working Capital	67,569	(269,795)	(203,682)	(160,568)

Change in accounts receivable	5,807	(398,445)	(87,754)	243,871
Change in inventory	34,097	114,503	(118,237)	(468,114)
Change in accounts payable	(27,506)	122,926	93,951	179,409
Change in others	55,171	(108,779)	(91,642)	(115,734)

Cash Flow from Operation	889,258	2,108,416	147,072	2,726,134
Capital Expenditures	(1,396,205)	(4,197,874)	(472,691)	(3,892,757)

Acquisition of property, plant and equipment	(1,379,631)	(4,166,151)	(467,223)	(3,885,650)
(Delivery)	(1,141,287)	(4,419,223)	(464,483)	(3,825,098)
(Other account payables)	(238,344)	253,072	(2,740)	(60,552)
Intangible assets investment	(2,557)	(12,704)	(5,710)	(7,884)
Others	(14,017)	(19,019)	242	777

Cash Flow before Financing	(506,947)	(2,089,458)	(325,619)	(1,166,623)
Cash Flow from Financing Activities	(43,219)	906,329	475,015	835,066
Proceeds from Issuance of common stock	162	1,401,342	0	1,188,850

Net Cash Flow	(550,004)	218,213	149,396	857,293

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2005				2004
	Three months ended Dec 31		Twelve months ended Dec 31		Three months ended Dec 31		Twelve months ended Dec 31
REVENUE	2,962,697	100%	10,075,580	100%	1,932,732	100%	8,324,794	100%
Cost of goods sold	(2,456,269)	-83%	(9,069,848)	-90%	(1,822,573)	-94%	(6,246,240)	-75%

GROSS PROFIT	506,428	17%	1,005,732	10%	110,159	6%	2,078,554	25%
Selling, general & administrative	(178,037)	-6%	(528,084)	-5%	(95,640)	-5%	(318,449)	-4%

OPERATING INCOME	328,391	11%	477,648	5%	14,519	1%	1,760,105	21%
Interest income	14,135	0%	50,622	1%	6,966	0%	19,964	0%
Interest expense	(26,391)	-1%	(107,540)	-1%	(17,217)	-1%	(58,049)	-1%
Foreign exchange gain (loss), net	9,409	0%	(23,607)	0%	37,172	2%	19,125	0%
Others, net	8,334	0%	7,807	0%	(184)	0%	673	0%

Total other income (expense)	5,487	0%	(72,718)	-1%	26,737	1%	(18,287)	0%

INCOME BEFORE INCOME TAX EXPENSE	333,878	11%	404,930	4%	41,256	2%	1,741,818	21%
Income tax expense	25,837	1%	136,719	1%	14,297	1%	(38,131)	0%

NET INCOME(LOSS)	359,715	12%	541,649	5%	55,553	3%	1,703,687	20%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2005				2004
	Dec 31		Sep 30		Dec 31		Sep 30
ASSETS
Current assets:
Cash and cash equivalents	1,579,452	12%	2,129,456	16%	1,361,239	13%	1,211,843	13%
Trade accounts and notes receivable	1,266,899	9%	1,307,957	10%	889,910	9%	885,312	9%
Inventories	689,577	5%	723,917	5%	804,117	8%	691,145	7%
Other current assets	310,837	2%	248,029	2%	343,663	3%	130,765	1%
Total current assets	3,846,765	28%	4,409,359	33%	3,398,929	33%	2,919,065	30%

Investments and other non-current assets	492,311	4%	434,719	3%	262,160	3%	311,099	3%
Property, plant and equipment, net	9,234,104	68%	8,578,817	64%	6,563,977	64%	6,360,059	66%
Intangible assets, net	43,374	0%	42,341	0%	37,435	0%	33,335	0%

Total assets	13,616,554	100%	13,465,236	100%	10,262,501	100%	9,623,558	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	751,109	6%	794,690	6%	696,212	7%	632,052	7%
Trade accounts and notes payable	693,588	5%	730,003	5%	583,117	6%	491,903	5%
Other payables and accrued liabilities	1,700,262	12%	1,820,553	14%	1,294,756	13%	1,219,144	13%

Total current liabilities	3,144,959	23%	3,345,246	25%	2,574,085	25%	2,343,099	24%

Long-term debt	2,851,353	21%	2,875,674	21%	1,993,151	19%	1,657,916	17%
Other non-current liabilities	46,040	0%	61,138	0%	31,964	0%	46,249	0%

Total liabilities	6,042,352	44%	6,282,058	47%	4,599,200	45%	4,047,264	42%
Common Stock and additional paid-in capital	4,032,878	30%	4,032,294	30%	2,628,519	26%	2,629,531	27%
Retained Earnings	3,542,691	26%	3,182,976	24%	3,001,042	29%	2,945,489	31%
Capital adjustment	(1,367)	0%	(32,092)	0%	33,740	0%	1,274	0%
Shareholders’ equity	7,574,202	56%	7,183,178	53%	5,663,301	55%	5,576,294	58%

Total liabilities and shareholders’ equity	13,616,554	100%	13,465,236	100%	10,262,501	100%	9,623,558	100%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2005		2004
	Three months ended Dec 31	Twelve months ended Dec 31	Three months ended Dec 31	Twelve months ended Dec 31
Net Income	359,715	541,649	55,553	1,703,687
Depreciation	492,550	1,748,385	374,429	1,224,118
Amortization	1,536	6,778	1,658	6,405
Others	(27,868)	81,442	(65,818)	(67,547)

Operating Cash Flow	825,933	2,378,254	365,822	2,866,663
Net Change in Working Capital	63,325	(269,838)	(198,076)	(125,379)

Change in accounts receivable	56,108	(400,838)	(67,573)	204,970
Change in inventory	34,267	114,540	(118,316)	(468,196)
Change in accounts payable	(27,506)	121,391	93,183	181,421
Change in others	456	(104,931)	(105,370)	(43,574)

Cash Flow from Operation	889,258	2,108,416	167,746	2,741,284
Capital Expenditures	(1,396,205)	(4,197,874)	(478,215)	(3,892,757)

Acquisition of property, plant and equipment	(1,379,631)	(4,166,151)	(469,228)	(3,885,650)
Intangible assets investment	(2,557)	(12,704)	(7,884)	(7,884)
Others	(14,017)	(19,019)	(1,103)	777

Cash Flow before Financing	(506,947)	(2,089,458)	(310,469)	(1,151,473)
Cash Flow from Financing Activities	(43,219)	906,329	459,865	819,916
Proceeds from Issuance of common stock	162	1,401,342	0	1,188,850

Net Cash Flow	(550,004)	218,213	149,396	857,293

- These financial statements are provided for informational purposes only

LG.Philips LCD

Net Income Reconciliation to US GAAP

(In millions of KRW)

	2005
	Three months ended Dec 31	Twelve months ended Dec 31
Net Income under K GAAP	327,826	517,012
US GAAP Adjustments	31,889	24,637
Depreciation of property, plant and equipment	(655)	(2,620)
Amortization of Intellectual Property Rights	9,486	39,567
Adjustment of AR discount loss	(521)	244
Capitalization of financial interests	4,869	1,329
Inventory Valuation effect of US GAAP Adjustments	3	(960)
Pension expense	(782)	(835)
Income tax effect of US GAAP Adjustments	6,509	(12,239)
ESOP	(422)	(3,019)
Convertible bonds (including FX valuation)	14,599	6,003
Stock appreciation right	(1,197)	(2,833)

Net Income under US GAAP	359,715	541,649

- These financial statements are provided for informational purposes only

Attachment 2. Presentation Material

Q4 05 Earnings Results

January 12, 2006

1

Disclaimer

This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel; and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission.

This presentation also includes information regarding our historical financial performance through December 31, 2005, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by Securities and Exchange Commission rules. As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q405 Earnings Presentation.

2

Agenda

Q4 05 Earnings Results Performance Highlights Outlook

32”W

37”W

42”W

47”W

Paju-P7 Substrate

3

Q4 05 Earnings Results

4

Q4 05 Income Statement

KRW	b Q4 05 Q3 05 Q4 04 QoQ change YoY change
Revenue	2,963 2,741 1,933 8% 53%
COGS	2,457 2,367 1,840 4% 34%
Gross	profit 506 374 93 35% 444%
Operating	income 334 240 2 39% 16600%
EBITDA	824 681 412 21% 100%
Income	before tax 309 217 19 42% 1526%
Net	income 328 227 35 44% 837%
Margin	(%)
Gross	margin 17 14 5 3 12
Operating	margin 11 9 0 2 11
EBITDA	margin 28 25 21 3 7
Net	margin 11 8 2 3 9

Source: Unaudited, Company financials

K GAAP (Consolidated)

5

Q4 05 Balance Sheet

KRW	b Q4 05 Q3 05 Q4 04 QoQ change YoY change
Assets	13,674 13,541 10,357 1% 32%
Cash	& equivalent 1,579 2,129 1,361 (26%) 16%
Inventory	691 725 805 (5%) (14%)
Liabilities	5,998 6,223 4,585 (4%) 31%
Short	term debt 750 795 694 (6%) 8%
Long	term debt 2,816 2,823 1,985 0% 42%
Shareholders’	equity 7,676 7,318 5,772 5% 33%
Net	debt to equity ratio (%) 26 20 23 6 3

Source: Unaudited, Company financials

K GAAP (Consolidated)

6

Q4 05 Cash Flow

KRW	b Q4 05 Q3 05 Q4 04 QoQ change YoY change
Net	income 328 227 35 101 293
Depreciation	& Amortization 503 452 384 51 119
Others	(10) 29 (69) (39) 59
Working	capital 68 56 (203) 12 271
Cash	flow from operations 889 764 147 125 742
CAPEX	(1,396) (1,380) (473) (16) (923)
Cash	flow before financing (507) (616) (326) 109 (181)
Financing	activities (43) 13 475 (56) (518)
Proceeds	from issuance of common stock 0 1,401 0 (1,401) 0
Net	change in cash (550) 798 149 (1,348) (699)

Source: Unaudited, Company financials

K GAAP (Consolidated)

7

Performance Highlights

8

Shipments and ASP

Total k m² *

3,000 2,000 1,000 0 $2,304 $2,085 $2,062 $2,121 $2,112

771

958

1,096

1,248

1,343

Q4 Q1 05 Q2 Q3 Q4

ASP**/m² (USD)

$4,000

$3,000 $2,000 $1,000 $0

Display area shipment in m2 (k) ASP per m2 (USD)

Source: Company financials

*	Net display area shipped

** Quarterly average selling price per square meter of net display area shipped

Revenue: Product Mix

5% 15%

53%

27%

Q4 04

4%

29%

45%

22%

Q3 05

4%

34%

38%

24%

Q4 05

Notebooks Monitors TV Applications

Source: Company financials

Q4 05 Capacity Update

P6 has achieved averaged 112 K per month for the quarter

Unit: Quarterly input capacity by Area (k m²)

2,500 2,000 1,500 1,000 500 0

Q4 04 Q1 05 Q2 Q3 Q4

P6

P5 P4 P1~P3

Source: Company financials

Cash ROIC

EBITDA margin

21% 25% 28% 19% 13%

Q404 Q105 Q2 Q4 Q3

Sales / IC*

141%142% 136%134%133%

Q404 Q105 Q2 Q3 Q4

Cash ROIC

35% 39% 29% 25% 18%

Q404 Q105 Q2 Q3 Q4

K GAAP (Consolidated)

Source: Unaudited, Company financials

* IC (Invested Capital) equals average of net debt and equity for the designated period ; Quarterly ratios are annualized

Outlook

Outlook

Total Shipments in m2

Q1 06 vs. Q4 05

: Mid-single digit (%) ?

ASP per m2 shipped

End of Q1 06 vs. End of Q4 05

: Mid-single digit (%) ?

EBITDA Margin

Q1 06 : High teens (%)

CAPEX 2006 (E)

4.2 trillion KRW

Capex schedule (KRW b)

4,419

3,208

1,211

4,230

1,560

1,800

870

2006(E)

2005

Others P7 Future production facilities

Source: Company financials, Delivery basis

Questions and Answers

Appendix

US GAAP Income Statement

KRW b Q4 05 Q3 05 Q4 04 QoQ change YoY change

Revenue 2,963 2,741 1,933 8% 53%

COGS 2,457 2,364 1,823 4% 35%

Gross profit 506 377 110 34% 360%

Operating income 328 239 14 37% 2243%

EBITDA 841 672 429 25% 96%

Income before tax 334 216 41 55% 715%

Net income 360 238 56 51% 543%

Margin (%)

Gross margin 17 14 6 3 11

Operating margin 11 9 1 2 10

EBITDA margin 28 25 22 3 6

Net margin 12 9 3 3 9

Source: Unaudited, Company financials

US GAAP Balance Sheet

KRW b Q4 05 Q3 05 Q4 04 QoQ change YoY change

Assets 13,616 13,465 10,262 1% 33%

Cash & equivalent 1,579 2,129 1,361 (26%) 16%

Inventory 690 724 804 (5%) (14%)

Liabilities 6,042 6,282 4,599 (4%) 31%

Short term debt 751 795 696 (6%) 8%

Long term debt 2,851 2,876 1,993 (1%) 43%

Shareholders’ equity 7,574 7,183 5,663 5% 34%

Net debt to equity ratio (%) 27 21 23 6 4

Source: Unaudited, Company financials

US GAAP Cash Flow

KRW b Q4 05 Q3 05 Q4 04 QoQ change YoY change

Net income 360 238 56 122 304

Depreciation & Amortization 494 442 376 52 118

Others (28) 52 (66) (80) 38

Working capital 63 32 (198) 31 261

Cash flow from operations 889 764 168 125 721

CAPEX (1,396) (1,380) (478) (16) (918)

Cash flow before financing (507) (616) (310) 109 (197)

Financing activities (43) 13 459 (56) (502)

Proceeds from issuance of common stock 0 1,401 0 (1,401) 0

Net change in cash (550) 798 149 (1,348) (699)

Source: Unaudited, Company financials

Net Income Reconciliation to US GAAP

KRW	b Q4 05 Q3 05
Net	income under K GAAP 328 227
US	GAAP adjustments 32 11
Depreciation	of PP&E (1) (1)
Amortization	of IPR 9 9
Adjustment	of AR discount loss (1) 1
Capitalization	of financial interests 5 (3)
Pension	expense (1) 0
Income	tax effect of US GAAP adjustments 7 12
ESOP	0 (1)
Convertible	bonds (including FX valuation) 15 (5)
Stock	appreciation right (1) (1)
Net	income under US GAAP 360 238

Source: Unaudited, Company financials

EBITDA Reconciliation

K GAAP (KRW b) Q4 05 Q3 05 Q4 04 QoQ change YoY change

1. Net income 328 227 35 101 293

2. Interest expense 26 28 16 (2) 10

3. Interest income (14) (16) (7) 2 (7)

4. Provision (benefit) for income taxes (19) (10) (16) (9) (3)

5. Depreciation of PP&E 492 441 373 51 119

6. Amortization of intangible asset 11 11 11 0 0

7. Amortization of debt issuance cost 0 0 0 0 0

EBITDA	(1+2+3+4+5+6+7) 824 681 412 143 412
US	GAAP (KRW b) Q4 05 Q3 05 Q4 04 QoQ change YoY change

1. Net income 360 238 56 122 309

2. Interest expense 26 27 17 (1) 9

3. Interest income (14) (15) (7) 1 (7)

4. Provision (benefit) for income taxes (26) (22) (14) (4) (17)

5. Depreciation of PP&E 492 441 374 51 118

6. Amortization of intangible asset 2 1 2 1 0

7. Amortization of debt issuance cost 1 2 1 (1) 0

EBITDA	(1+2+3+4+5+6+7) 841 672 429 169 412

EBITDA Reconciliation (Continued)

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

LG.Philips LCD makes

Technology you can see!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 12, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer